

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

<u>Via E-mail</u>
Angelo Scola
Chief Executive Officer
Pioneer Exploration Inc.
2700 Newport Boulevard, Suite 190
Newport Beach, California 92663

> **Re: Pioneer Exploration Inc.**
> **Form 8-K /A**
> **Filed January 20, 2012**
> **Response letter dated February 22, 2012**
> **Form 10-Q for the Period Ended November 30, 2011**
> **Filed January 27, 2012**
> **File: 000-53784**

Dear Mr. Scola:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Response dated February 22, 2012</u>

<u>General</u>

1. Please file an amendment based upon the proposed changes in your supplemental response. We may have further comments on the amended financial statements upon our review of the amended Form 8-K.

<u>Form 10-Q for the Period Ended November 30, 2011</u>

2. We note your response to our prior comment 12. Your response did not address our comment. In a reverse merger transaction, all historical pre-merger financial statements are retroactively restated to give effect to the reverse merger. We would expect your August 31, 2011 balance sheet to reflect a combined balance sheet for IBA Green and Pioneer as you have indicated in your pro forma results for the same period. Please revise or tell us why you believe no further adjustment is required.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, Legal Branch Chief, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Rene Daignault, Esq.